UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                       MERRILL MERCHANTS BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59021H103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 AUGUST 14, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                   ---------------------------
| CUSIP NO.  59021H103           |        13G       |   Page  1  of  4  Pages  |
|           -----------          |                  |        ---    ---        |
----------------------------------                   ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  WILLIAM C. BULLOCK, JR.                                            |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  UNITED STATES                                                      |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |  226,044                                          |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |  NONE                                             |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |  226,044                                          |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |  NONE                                             |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |                                                                     |
|        |  226,044                                                            |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ] |
|        |  SHARES*                                                            |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |  8.9%                                                               |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON*                                          |
|        |  IN                                                                 |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 2 of 4 Pages


Item 1(a). Name of Issuer:
             MERRILL MERCHANTS BANCSHARES, INC.

Item 1(b). Address of Issuer's Principal Executive Office:
             201 MAIN STREET
             BANGOR, ME  04402-0925

Item 2(a). Name of Person Filing:
             WILLIAM C. BULLOCK, JR.

Item 2(b). Address of Principal Business Office:
             201 MAIN STREET
             BANGOR, ME  04402-0925

Item 2(c). Citizenship:
             UNITED STATES

Item 2(d). Title of Class of Securities:
             COMMON STOCK, $1.00 PAR VALUE PER SHARE ("COMMON STOCK")

Item 2(e). CUSIP Number:
             59021H103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check whether the Person Filing is a:

If this statement is being filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership:

        (a) Amount Beneficially Owned                                                     226,044

            Common Stock
            ------------
                The Bullock Family Trust, William C. Bullock, Jr. Trustee       87,651

            Stock Options convertible into Common Stock
            -------------------------------------------
                William C. Bullock, Jr.                                         27,306

            Mandatory Convertible Debentures into Common Stock
            --------------------------------------------------
                The Bullock Family Trust, William C. Bullock, Jr. Trustee       33,327

            Series A Preferred Stock convertible into Common Stock
            ------------------------------------------------------
                The Bullock Family Trust, William C. Bullock, Jr. Trustee       77,760

                                                               Page 3 of 4 Pages


        (b) Percent of Class                                                                   8.9%

              Shares Beneficially Owned                                           226,044
                  Divided by
              Current Outstanding Common Stock plus                             2,388,036
                  Stock Options                                                    27,306
                  Mandatory Convertible Debentures                                 33,327
                  Series A Preferred Stock                                         77,760

        (c) Number of shares as to which
            such person has:

              (i) sole power to vote or to direct the vote                        226,044
              (ii) shared power to vote or to direct the vote                         n/a
              (iii) sole power to dispose or to direct disposition of             226,044
              (iv) shared power to dispose or to direct disposition of                n/a

Item 5. Ownership of Five Percent or Less of a Class:
              NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
              NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
              NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group:
              NOT APPLICABLE

Item 9.  Notice of Dissolution of Group:
              NOT APPLICABLE

Item 10. Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 4 of 4 Pages


Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        February 8, 1999
                                                  ------------------------------
                                                               Date

                                                  /s/ William C. Bullock, Jr.
                                                  ------------------------------
                                                             Signature

                                                             Chairman
                                                  ------------------------------
                                                            Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)